UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report:	Commission File Number:
February 10, 2010	001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

CERTAIN INFORMATION

In this Form 6-K (the “Report”), unless otherwise indicated, “we,” “us,” “our,” and “the Company” refers to DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.), a British Virgin Island company, and its subsidiaries subsequent to the Business Combination referred to below.  Unless the context indicates otherwise, all references to “DAL” in this Report refer to DAL Group, LLC, a subsidiary of the Company and the entity through which the operating business is held, and its subsidiaries, including DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC.  The “Business Combination” refers to the acquisition by the Company of a controlling interest in DAL, which transaction was consummated on January 15, 2010.

EXPLANATORY NOTE

This Report is comprised of the following:

1. Unaudited financial statements of the Company for the nine months ended September 30, 2009 and from date of inception to September 30, 2008, together with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for such period.

2. Unaudited combined carve out financial statements of DJS Processing Division and its combined affiliates for the three and nine months ended September 30, 2009 and September 30, 2008, together with a “Target Business Management’s Discussion and Analysis of Financial Condition and Results of Operations” for such period.

3. Unaudited pro forma combined statements of operations of the Company and the Target Business for the nine months ended September 30, 2009 and September 30, 2008 and unaudited pro forma combined balance sheet of the Company and the Target Business for the period ending September 30, 2009.

4. Disclosure of compensation arrangements recently approved for the Board of Directors and an executive officer of the Company set forth under “Other Items” below.

BACKGROUND

The Company was a blank check company formed in the British Virgin Islands on February 19, 2008 for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar business combination with an unidentified operating business.  The Company consummated its initial public offering on August 11, 2008 and generated gross proceeds of approximately $55,000,000.00.  Concurrently with the Business Combination, the Company consummated a private placement of 1,500,000 ordinary shares of the Company for aggregate proceeds of $10,250,000, which proceeds formed a part of the Business Combination consideration (the “Private Placement”).  As a result, following the Business Combination and private placement, the Company had a total of 10,663,866 ordinary shares outstanding.

On January 11, 2010, the Company’s shareholders approved the Business Combination and related transactions.  The holders of 2,800 of the Company’s ordinary shares voted against the Business Combination and redeemed their shares for a pro rata portion of the Company’s trust account.

On January 15, 2010, the Company acquired a controlling interest in DAL in exchange for $62,477,047 in cash.  In particular, the Company acquired 10,663,866 DAL Common Units and warrants to acquire 11,441,666 Common Units (the “DAL Warrants”).

Concurrently with the Business Combination, the Law Offices of David J. Stern (“DJS”), Professional Title and Abstract Company of Florida, Inc. (“PTA”) and Default Servicing, Inc. (“DSI”) (collectively, the “Stern Contributors”) transferred all of the non-legal business and assets of DJS, DSI and PTA (the “Target Business”) to DJS Processing, LLC (“DJS LLC”), Default Servicing, LLC (“DSI LLC”) and Professional Title and Abstract Company of Florida, LLC (“PTA LLC”), respectively.  The Stern Contributors contributed their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL.  The “Target Business” refers to the non-legal processing division of DJS and the operations of PTA and DSI.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared assuming that the transactions contemplated by the Business Combination had occurred (i) at the beginning of each of the applicable periods for the pro forma statements of operations and (ii) at September 30, 2009 for the pro forma balance sheet.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only.  The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Business Combination, are factually supportable, and are expected to have a continuing impact on the combined results.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the transactions contemplated by the Business Combination been consummated as of September 30, 2009, or the unaudited pro forma condensed combined statements of operations as being indicative of the historical financial results of operations that would have been achieved had the transactions contemplated by the Business Combination been consummated on the first day of each of the respective operating periods.

We are providing the following information to aid in the analysis of the financial aspects of the Business Combination.  The historical financial information of the Target Business was derived from the unaudited consolidated financial statements of the Target Business for the nine months ended September 30, 2009 and the notes thereto included elsewhere in this Report.  The historical financial information of the Company was derived from the unaudited financial statements of the Company for the nine months ended September 30, 2008 and the notes thereto included elsewhere in this Report.  This information should be read together with the Company’s and the Target Business’ audited and unaudited financial statements and related notes, “Target Business Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information included elsewhere in this Report.

Actual results could differ from the pro forma information presented and depend on several variables, including the actual timeline of the conversion of the DAL Series B Preferred Units.

The Business Combination will be accounted for as a reverse capitalization of the Target Business, due to among other things, the fact that the owners of the Target Business have significant representation on the Board of Directors of the Company (initially four out of seven members), and the management of the Target Business became the management of DAL and the Company.  This treatment also disregards DAL for accounting purposes for the reason that it serves principally to issue equity interests in connection with the Business Combination, and it did not have significant operations prior to its role in the Business Combination, along with the fact that the equity interests in DAL held by the Stern Contributors and the existing members of DAL are exchangeable for comparable securities in the Company.

Accordingly, the combined assets, liabilities and results of operations of Target Business will become the historical financial statements of the Company at the closing of the Business Combination and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with DAL beginning January 15, 2010, the date of the closing of the Business Combination.

DJSP ENTERPRISES, INC. (FORMERLY KNOWN AS CHARDAN 2008 ACQUISITION CORP.) AND DJS PROCESSING DIVISION AND COMBINED AFFILIATES
Unaudited Pro Forma Condensed Combined Statement of Operations
Nine Months Ended September 30, 2009
(In thousands of U.S. Dollars, except share and per share amounts)
	DJSP Enterprises, Inc.
	(formerly known as	DJS Processing
	Chardan 2008	Division
	China	and	Pro Forma					Pro Forma
	Acquisition	Related	Adjustments and Eliminations					Combined
	Corp.)	Entities	Debit			Credit		Companies

Net sales	$-	$189,771						$189,771

Cost of sales	-	-						-

Gross profit	-	189,771						189,771

Operating expenses
General and administrative	345	149,172				3,822	(2)	145,695
Total operating expenses	345	149,172						145,695

Income (loss) from operations	(345)	40,599						44,076

Other income (expense)
Interest income (expense)	39	-	2,460	(1	)(5)			(2,421)
Other Income (expense)	(5)	-	-					(5)

Income before income taxes	(310)	40,599						41,650

Income taxes	-	-	14, 557	(4)				14,577
Income from continuing operations	(310)	40,599						27,072

Net income	(310)	40,599						27,072

Less net income attributable to non controlling interests	-	-	7,931	(3)				7,931

Net income attributable to Chardan 2008	(310)	40,599						19,142
Preferred stock dividends declared	-	-						-
Net income available to the ordinary shareholder	$(310)	$40,599						$19,142

Net income per ordinary share -
Basic								$1.79
Diluted								$0.97

Weighted average number of ordinary shares outstanding (Note B) -
Basic								10,666,666
Diluted								19,693,327

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To eliminate interest income earned on funds held in trust and related income tax expense, as DJSP Enterprises, Inc used all funds from the trust account for the transaction.
(2)	To record lower officer's salaries per the Stern Employment Agreement resulting in a reduction in operating expenses by $3,822 in the 9 months ended September 30, 2009.
(3)	To provide for the noncontrolling interest associated with the post-Business Combination capital structure of 29.05%.
(4)	To account for the incremental expense of DJSP Enterprises, Inc. being taxed at the corporate level at an estimated tax rate of 35%.
(5)
To account for the increased interest expense associated with the deal financing composed of a seller's note of $87,469 using an assumed interest rate of 3% for the first 18 months on the $52,469 note and 0% for the first six months and 3% for the months six through 18 on the $35,000 note as well as 15% on a senior secured note of $12,101.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.

(B)
As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the Business Combination have been outstanding for the entire period.  Basic and diluted weighted average number of ordinary shares outstanding is calculated as follows:

	Pro forma
	Balance Sheet
	Entry
	No.	Shares
Actual number of ordinary shares outstanding		9,166,666
Pro forma shares to be issued:
Shares issued in connection with Private Placement financing	(4)	1,500,000
Pro forma weighted average number of ordinary shares outstanding - Basic		10,666,666
Common stock equivalents:		-
Shares retained by noncontrolling interest and convertible to DJSP Enterprises, Inc.		4,366,667
Shares issued to warrantholders upon exercise of private placement warrants		233,010
Shares issuable from actual "in the money" warrants outstanding
From Public Offering warrants		6,875,000
From Founder's units		2,291,666
From Private Placement warrants		2,000,000
From UPO		275,000
Less number of shares available "on the market" pursuant to the treasury stock method		(7,014,682)
Number of "new" shares to be issued pursuant to the treasury stock method		9,026,661
Pro forma weighted average number of ordinary shares outstanding - Diluted		19,693,327

(C)	The current market prices of DJSP Enterprises, Inc. ordinary shares and ordinary share purchase warrants utilized in above calculations were as follows as of February 3, 2010:
Market price per share of ordinary share (DJSP)	$8.23
Market price per ordinary share warrant (DJSPW)	$3.17

(D)
Does not include DAL Series B Preferred Units held by the holders of the noncontrolling interest due to not being exchangeable for ordinary shares until certain share price targets between $10 and $20 are achieved.

DJSP ENTERPRISES, INC. (FORMERLY KNOWN AS CHARDAN 2008 ACQUISITION CORP.) AND DJS PROCESSING DIVISION AND COMBINED AFFILIATES
Unaudited Pro Forma Condensed Combined Balance Sheet
Period ending September 30, 2009
(In thousands of U.S. Dollars, except share and per share amounts)
	DJSP Enterprises, Inc.
	(formerly known as	DJS Processing
	Chardan 2008	Division
	China	and	Pro Forma				Pro Forma
	Acquisition	Combined	Adjusting and Eliminating Entries				Combined
	Corp.)	Affiliates	Debit		Credit		Companies

Assets
Current assets:
Cash	$14	$3,034	10,500	(4)	3,568	(7)	$2,886
			12,101	(11)	4,203	(9)
					14,991	(11)
Funds held in trust	54,297	-			54,297	(1)(9)	-
Accounts receivable	10	34,296					34,306
Prepaid expenses and other current assets	246	133					379
Total current assets	54,567	37,463					37,571
Equipment and Leasehold Improvements, net		4,395					4,395
Total assets	$54,567	$41,858					$41,96 5

Liabilities
Current liabilities:
Accounts payable - reimbursed client costs	$-	$4,598					$4,598
Accounts payable	233	1,405					1,637
Current portion of capital lease	-	48					48
Deferred revenue	-	264					264
Due to related party	39	81					120
Accrued expenses	-	1,828	3,568	(7)	8,838	(8)	7,097
Accrued compensation	-	2,067					2,067
Current portion of deferred rent	-	975					975
Deferred underwriting fees	1,430	-	1,430	(3)			-
Line of credit	-	13,322	14,991	(11)	1,670	(2)	-
Total current liabilities	1,702	24,586					16,805

Deferred rent, less current portion	-	93					93
Capital lease obligation, less current portion	-	485					485
Senior Secured Notes	-	-			12,101	(11)	12,101
Stern Notes	-	-			87,469	(9)	87,469
Total liabilities	1,702	25,164					116,954

Ordinary shares, subject to possible redemption	18,985	-	18,985	(5)			-
							-
Stockholders' equity
Preferred shares Series A, $0.0001 par value	-	-					-
Preferred shares Series B, $0.0001 par value	-	-					-
Ordinary shares, $0.0001 par value	1	1					2
Additional paid-in capital	34,253	9,046					(87,654)
			145,970	(9)	18,985	(5)
			5,018	(6)	1,430	(3)
			8,838	(8)	10,500	(4)
			374	(10)	-
			1,670	(2)
Retained earnings	(374)	7,646	-		374	(10)	7,646
Total DJSP Enterprises, Inc.'s equity	33,880	16,693					(80,006)
Noncontrolling interest	-	-			5,018	(6)	5,018
Total Equity	33,880	16,693					(74,989)
Total liabilities and stockholders' equity	$54,567	$41,858					$41,965

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(1)	To liquidate investments held in trust.
(2)	To adjust actual closing payments on line of credit to amount outstanding at balance sheet date
(3)	To record payment of deferred underwriting fees of $1,430 as part of Footnote (8).
(4)	To record $10,500 gross proceeds of a simultaneous to close Private Placement equity investment in DJSP Enterprises, Inc. expected to issue 1,500 shares at $7.00 per share.
(5)	To eliminate ordinary shares subject to redemption and related deferred interest on the assumption that all shareholders approve of the proposed acquisition.
(6)	Net assets attributable to noncontrolling interests of 29.05%.
(7)	To record payment of costs related to the Business Combination.
(8)	To accrue balance of estimated costs of raising capital based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:
		Investment banking fees	$4,800
		Financial due diligence	115
		Legal fees	3,220
		Accounting fees	296
		Out of pocket fees	134
		Other fees	271
		Total estmated costs	8,838
		Less costs incurred to-date	-
		Balance to accrue	$8,838

Total estimated costs includes contingent underwriters fees of approximatety $2,200 that are payable upon consumation of the Business Combination. These costs were originally incurred in connection with DJSP Enterprises, Inc.'s initial public offering and were recorded in Additional Paid-In Capital but will be subsequently recorded as an expense.

(9)	To record payment of Initial Cash to the Stern Contributors in the acquisition, calculated as follows:
	Cash Consideration Purchase Price			$145,969
	Less: Stern Note			52,469
	Less: Post-Closing Cash			35,000
	Initial Cash			$58,500
	Deferred consideration - Stern Notes			$87,469
(10)	To eliminate historical retained earnings of accounting acquiree.
(11)	To reflect a senior secured round of private financing at 15% to replace the existing line of credit until a new line of credit can be established at DJS Processing, LLC.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(A)	Pro forma entries are recorded to the extent they are a direct result of the Business Combination, are factually supportable, and are expected to have a continuing impact on the combined results.

TARGET BUSINESS MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This interim report on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Such forward-looking statements include statements regarding, among others, our: (a) expectations about possible business combinations, (b) growth strategies, (c) future financing plans, and (d) anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this interim report. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” in our proxy statement filed with the SEC on December 29, 2009 as an exhibit to a report on Form 6-K. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

●
David J. Stern, the President and Chief Executive Officer of DAL, is also the sole owner of DJS, which will be DJS LLC’s primary law firm customer, and may, under certain circumstances, have interests that differ from or conflict with the interests of our shareholders;

●	David J. Stern plays a critical role in our success. Should Mr. Stern become incapacitated or die, it is likely that business and results would be adversely affected to a significant degree;
●	Mr. Stern has recommended four members of our Board of Directors, which may make it difficult or impossible to remove him as CEO of DAL, even if that were considered desirable;
●
If the number of case files referred to DJS LLC by DJS (which is its principal foreclosure processing service law firm client)  do not increase,  our operating results and ability to execute growth strategy would be adversely affected;

●
The majority of file referrals to DJS come from fewer than a dozen lenders and loan servicing firms. If DJS were to lose any of these sources of business, in whole or in part, it would adversely affect our financial performance;

●	DJS LLC could lose its law firm customer if we materially breach our Services Agreement;
●
Regulation of the legal profession may constrain DJS LLC’s, PTA LLC’s and DSI LLC’s s operations, and numerous issues arising out of that regulation, its interpretation or evolution could impair our ability to provide professional services to customers and reduce revenues and profitability;

●
Failure to customize our proprietary case management software systems, so that it can be used to serve additional law firm customers both in Florida and in new jurisdictions, could adversely affect the growth prospects of our mortgage default processing service business;

●
Claims, even if not valid, that the case management software system or other proprietary software products and information systems infringe on the intellectual property rights of others could increase our expenses or inhibit us from offering certain services;

●	We are subject to risks relating to litigation due to the nature of our products and service offerings;

●
State and federal regulation and limitation of lenders’ ability to pursue foreclosure actions, along with voluntary foreclosure relief programs developed by lenders, loan servicers and the Hope Now Alliance, a consortium that includes loan servicers, may have an adverse effect on the volume of our mortgage default processing services and public notice operations;

●
Changes in court practices or procedures may affect the filing and service requirements for case filings or may reduce or eliminate the amount of case filings, either of which could adversely affect our revenues, profitability and growth opportunities or adversely restrict our operations;

●
Mr. Stern has received a significant amount of cash consideration in connection with our business combination transaction, which may reduce his incentive to devote his full efforts to continue to develop and expand our business and that of DJS;

●	Our working capital may not be sufficient to meet short-term operational needs;
●	Purchasers of our shares may be entitled to rescission on the grounds that the our business combination transaction did not involve a company whose principal operations are in China;
●	The outstanding Warrants could decrease our share price;
●	Registration rights held by the holders of DAL’s membership interests could reduce the market price of our ordinary shares;
●	Because we do not intend to pay dividends on our ordinary shares, shareholders will benefit from an investment in our ordinary shares only if they appreciates in value;
●	We may choose to call our outstanding warrants at a time that is disadvantageous to the warrant holders;
●	Holders of our warrants may not be able to exercise their warrants, which may create liability for us;
●	Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them;
●	As a foreign private issuer, we are not be subject to certain SEC regulations that companies incorporated in the United States are subject to;
●
If DJS LLC’s current single customer law firm, DJS, were to have any claims brought against it, such claims could directly affect the operations of DJS LLC, resulting in DAL’s being unable to meet its obligations;

●	If DJS LLC’s current single customer law firm, DJS, were to experience financial difficulties or bankruptcy, its ability to pay amounts due to DJS LLC could be adversely impacted;
●
Prior to our business combination, we did not have operations, and our business had not operated as a public company. Fulfilling the obligations attendant with being a public company after completing the transactions will be expensive and time consuming;

●	We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors; and
●
We could be subject to U.S. federal income tax and branch profits tax in any given taxable year in excess of any distributions it receives from DAL and any payments it may be entitled to receive under the Tax Indemnification Agreements.

Any forward-looking statement made by us in this interim report speaks only as of the date on which we make it, and is expressly qualified in its entirety by the foregoing cautionary statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Overview

On January 15, 2010, the Company acquired a majority ownership interest in DAL Group, LLC (“DAL”) (the"Business Combination") and DAL acquired all of the membership interest of DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware (‘‘DJS LLC’’), Professional Title & Abstract Company of Florida, LLC, a limited liability company organized under the laws of the State of Delaware (‘‘PTA LLC’’) and Default Servicing, LLC, a limited liability company organized under the laws of the State of Delaware, each of which is engaged in providing non-legal services supporting residential real estate foreclosure, other related legal actions and lender owned real estate (‘‘REO’’) services (collectively, the ‘‘Business’’). Immediately prior to the closing of the Business Combination on January 15, 2010, DJS LLC acquired all of the non-legal service business and operations of the Law Offices of David J. Stern, P.A. (‘‘DJS’’), DSI LLC acquired all of the business and operations of Default Servicing, Inc. (‘‘DSI’’) and PTA LLC acquired all of the business and operations of Professional Title and Abstract Company of Florida, Inc. (‘‘PTA’’).

DJS LLC has a long-term exclusive Services Agreement with DJS under which it will have the right to perform all non-legal services required to process foreclosure files and perform ancillary services.  Pursuant to a facilities sharing agreement, DJS LLC will furnish corporate and back-office services to DJS, such as finance, accounting, IT and other administrative functions. DJS LLC will be the exclusive processing firm for all business undertaken by DJS, and DJS will be precluded from pursuing any material business not requiring the use of DJS LLC’s processing capabilities, subject to limited exceptions.  However, DJS LLC will not be restricted from pursuing business with other law firms, whether in Florida or other jurisdictions.

After the closing, the Business will continue to conduct its operations in facilities located in Plantation, Florida and Louisville, Kentucky.

The operating results discussed in this section reflect the combined performance of the Business for the periods presented, each of which occurred prior to the closing of the Business Combination.

Total revenues increased $22.4 million, or 44.2%, from $50.6 million for the three months ended September 30, 2008, to $73.0 million for the three months ended September 30, 2009, primarily as a result of an increase in number of mortgage foreclosures taking place in the Business’ principal market, Florida, and as a result of the expansion of DSI’s REO activities, which roughly tripled compared with the same period in 2008. Net income increased from $5.5 million for the three months ended September 30, 2008 to $13.1 million for the three months ended September 30, 2009.

For the nine months ended September 30, 2009, the Business’ revenues increased $43.4 million to $189.8 million, or 29.7% over the same prior year period, from $146.3 million, principally as a result of growth in the Business’ foreclosure processing volume, as well as the increase in REO activities of DSI. During the first nine months of fiscal 2009, the Business’ net income increased to $40.6 million, up 17.1%, or $5.9 million, relative to the same period in 2008.

Recent Developments

Regulatory Environment:

Federal, state and local governments have proposed, and in some cases enacted, legislation or taken other action that may have an adverse impact on the number of mortgage defaults that go into foreclosure, and therefore on the number of case files referred to DJS for processing. The federal government enacted the Hope for Homeowners Act of 2008 and the Emergency Economic Stabilization Act to bring relief to distressed homeowners and provide funds to troubled financial institutions, respectively. The Federal Housing Finance Agency, Federal National Mortgage Association (“Fannie Mae”) and Federal Home Loan Mortgage Corporation (“Freddie Mac”) announced the Streamlined Modification Program, which is designed to make mortgage payments more affordable, and Fannie Mae announced the temporary suspension of foreclosure sales. Further, various lender and mortgage servicers have voluntarily focused their attention on loss mitigation, loan modification and similar efforts, including moratoria on certain foreclosure sales, in an attempt to reduce the number of mortgage defaults and resulting foreclosures.

These programs have met with limited success to date, based on, among other things, the fact that they only reduce the interest to be paid by borrowers, not principal owed. While addressing affordability in the near-term, they do not address the willingness to continue to pay a mortgage on a property that has negative equity, nor does it deal with the inability to pay as a result of unemployment or other factors. While loss mitigation may appear to reduce the number of foreclosures, recent data suggests that approximately 25% to 40% of all modified loans fall delinquent, which in turn are more likely to go into foreclosure.

The Obama administration also proposed a $75 billion Mortgage Modification Plan in March 2009 for borrowers facing foreclosure. The Home Affordable Refinance Program (‘‘HARP’’) is meant to help homeowners who have an existing mortgage owned by Fannie Mae or Freddie Mac to refinance to a lower rate or to a fixed rate mortgage to improve the affordability of the loan. The program is mainly aimed at borrowers who are under water. Borrowers owing up to 125% of their home’s value are eligible for refinancing /assistance, and the borrowers must not be more than 30 days delinquent on payments. The Home Affordable Modification Program (‘‘HAMP’’), which is scheduled to end on December 31, 2012, is meant to help homeowners who are at risk of foreclosure to modify their loan to reduce their monthly mortgage payments.

To address these legislative initiatives, in October 2008, DJS created a team dedicated to the offering of loss mitigation services to its clients.  These services provide DJS’ clients with alternatives to foreclosure such as loan modification or forbearance, which allow the borrower to continue to own the property; and short sales and deed-in-lieu of foreclosure which transfer the ownership of the property to the lender outside of the foreclosure process. Management believes that in addition to capturing revenues from this service offering that it is well positioned to receive the foreclosure referral stemming from the re-default of the modified loans and capture additional revenues, as the Company will have familiarity with the file.

Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008

      Net income increased by $7.6 million, or 138.2% to $13.1 million in the three months ended September 30, 2008 as compared to $5.5 million in the same period in 2008.

Revenues increased by $22.4 million, or 44.2%, in the three months ended September 30, 2009 as compared to the same period in 2008, as a result of the increase in number of mortgage foreclosures taking place in the Business’ principal market, Florida, and as a result of the expansion of DSI’s REO business. For the three months ended September 30, 2009, the Business received 18,206 foreclosure files, an increase of 1.8% from 17,885 foreclosure files received in the first three months of 2008. Based on information provided to the Mortgage Bankers Association by banks and loan servicers, 4.3% of all mortgage loans, or 1.9 million of the 45 million outstanding loans, were in foreclosure at September 30, 2009, an increase of 155 basis points from September 30, 2008.

During the three months ended September 30, 2009, the Business’ revenues from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $4.9 million, or 21.2%, to $28.0 million, compared to $23.1 million for the same period last year.

During the three months ended September 30, 2009, DSI’s REO business became an increasingly significant source of revenue, generating approximately 4% of the Business’ total revenue during that period. In the three months ended September 30, 2009, DSI produced revenues of $3.0 million compared to revenue of $1.2 million for the three months of 2008, representing a 141% growth from the previous period.  Management intends to offer DSI LLC’s services to additional customers as a means of increasing its contribution to the Company’s revenues and profits. An added benefit resulting from the increase in the share of the Business revenues produced by DSI LLC is that, because these REO services follow the completion of the foreclosure process, they will have the effect of helping to sustain the Business’ revenues even if foreclosure volumes stabilize or begin what is expected to be a slow decline following 2012.

      The remainder of the increase in revenues during the three months ended September 30, 2009 as compared with the same period of 2008, reflected increased amounts due for client-reimbursed costs.

The Business’ principal operating expenses consist of the following:

•	Direct operating expense, which consist primarily of direct cost such as freight and postage;
•	Court filing fees and other client-reimbursed costs;
•	Compensation-related expense, which consists primarily of the salaries, related benefits and payroll taxes paid to or on behalf of the Business’ employees that are engaged in operations;
•	Depreciation expense, which represents the cost of fixed assets and software allocated over the estimated useful lives of these assets, ranging from one to thirty years; and
•	Other general and administrative expenses, which consist primarily of rent and other facilities related expenses as well as office supplies and other administrative expenses.

Direct operating expense and other general and administrative expenses, as a percentage of revenues, decreased to 8.5% in the three months ended September 30, 2009 as compared to 9.1% in the same period in 2008. In dollar terms, the direct operating expense increased by $1.6 million. The Business experienced an increase in direct operating expense and other general and administrative expenses primarily as a result of increased costs for liability insurance and loss claims, outside professional fees, and freight and postage charges. The increased costs were attributable in part to the increased volume of files handled by the Business in the quarter.  In addition, as the time to complete an average case file has extended, there is a higher frequency of certain direct operating charges such as freight and postage.

Client reimbursed costs, as a percentage of revenues, increased to 61.7% in the three months ended September 30, 2009 as compared to 54.4% in the same period in 2008. In dollar terms, the client reimbursed costs increased by $17.5 million to $45.0 million from $27.5 million. The Business experienced an increase in client reimbursed costs directly as a result of both growth in file volumes as well as increases in the underlying costs themselves on a per file basis. Because these costs are reimbursed by DJS’ clients, they do not impact the profitability of the Business.

Compensation related expense decreased to 11.3% of revenues in the three months ended September 30, 2009 as compared to 24.9% in the same period in 2008.  In dollar terms, the compensation related expense decreased by $4.3 million, from $12.6 million to $8.3 million. The decreases primarily occurred due to a decrease in executive salary expense.

Interest expense increased by $66,000 in the three months ended September 30, 2009 as compared to the same period last year primarily due to the implementation of and borrowings under a line of credit primarily used to finance client reimbursed costs.

Total operating expenses as a percentage of revenues decreased to 82.0% in the three months ended September 30, 2009 as compared to 89.0% in the same period in 2008, primarily due to increases in revenues from client reimbursed costs.  Total operating expenses (excluding client reimbursed costs) as a percentage of fee revenues decreased to 53.0% in the three months ended September 30, 2009 as compared to 75.0% in the same period in 2008 primarily due to the decrease in executive salary expense and the increase in revenues in the three months ended September 30, 2009 as compared to the same period last year.

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

      Net income increased by $5.9 million, or 17.0%, to $40.6 million in the nine months ended September 30, 2008 as compared to $34.7 million in the same period in 2008.

Revenues increased by $43.4 million, or 29.7%, in the nine months ended September 30, 2009 as compared to the same period in 2008, as a result of the increase in number of mortgage foreclosures taking place in the Business’ principal market, Florida, and as a result of the expansion of DSI’s REO business. For the nine months ended September 30, 2009, the Business received 55,933 foreclosure files, an increase of 3.6% from 53,978 foreclosure files received in the first nine months of 2008.

During the nine months ended September 30, 2009, the Business’ revenues from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $11.8 million, or 15.3%, to $89.0 million, compared to $77.2 million for the same period last year.

During the nine months ended September 30, 2009, DSI’s REO business became an increasingly significant source of revenue, generating approximately 4% of the Business’ total revenue during that period. In the nine months ended September 30, 2009, DSI produced revenues of $7.9 million compared to revenue of $2.5 million for the nine months of 2008, representing a 208% growth from the previous period.  Management intends to offer DSI LLC’s services to additional customers as a means of increasing its contribution to the Company’s revenues and profits. An added benefit resulting from the increase in the share of the Business revenues produced by DSI LLC is that, because these REO services follow the completion of the foreclosure process, they will have the effect of helping to sustain the Business’ revenues even if foreclosure volumes stabilize or begin what is expected to be a slow decline following 2012.

       The remainder of the increase in revenues during the nine months ended September 30, 2009 as compared with the same period of 2008, reflected increased amounts due for client-reimbursed costs.

Direct operating expense and other general and administrative expenses, as a percentage of revenues, increased to 9.0% in the nine months ended September 30, 2009 as compared to 7.9% in the same period in 2008.  In dollar terms, these operating expense increased by $5.9 million. The Business experienced an increase in direct operating expense and other general and administrative expenses primarily as a result of the increased volume of files handled by the Business in 2009 as compared to the prior year and the increased personnel required to process these files.  While such expenses increased in all areas, among the larger increases were outside professional fees, rent expense, liability insurance and loss claims, and freight and postage charges.  In addition, as the time to complete an average case file has extended, there is a higher frequency of certain direct operating charges such as freight and postage.

Client reimbursed costs, as a percentage of revenues, increased to 53.0% in the nine months ended September 30, 2009 as compared to 47.3% in the same period in 2008. In dollar terms, the client reimbursed costs increased by $31.6 million to $100.8 million from $69.2 million. The Business experienced an increase in client reimbursed costs directly as a result of both growth in file volumes as well as increases in the underlying costs themselves on a per file basis. Because these costs are reimbursed by DJS’ clients, they do not impact the profitability of the Business.

Compensation related expense decreased to 15.8% of revenues in the nine months ended September 30, 2009 as compared to 20.5% in the same period in 2008.  In dollar terms, the compensation related expense decreased by $100,000, from $30.0 million to $29.9 million.  The percentage decrease primarily occurred due to the increase in revenues.

Interest expense increased by $135,000 in the nine months ended September 30, 2009 as compared to the same period last year primarily due to the implementation of and borrowings under a line of credit primarily used to finance client reimbursed costs.

Total operating expenses as a percentage of revenues increased to 78.6% in the nine months ended September 30, 2009 as compared to 76.2% in the same period in 2008, primarily due to increases in client reimbursed costs.  Total operating expenses (excluding client reimbursed costs) as a percentage of fee revenues decreased to 54.4% in the nine months ended September 30, 2009 as compared to 54.9% in the same period in 2008.

Financial Condition

The following table sets forth the major balance sheet accounts of the Business at September 30, 2009 and 2008 (in thousands):

	September 30, 2009	December 31, 2008
Asset:
Cash and cash equivalents	$3,034	$1,428
Accounts receivable	34,296	49,166
Property, equipment and improvement, net	4,395	3,155
Liabilities:
Accounts payable – client reimbursed costs	4,598	20,425
Line of credit	10,874	-

Cash and Cash Equivalents increased consistent with growth of the Business’s revenues. In September 30, 2009, the Cash increased by $1.6 million or 112.5%, compared with December 31, 2008.

      Accounts receivable decreased by $14.9 million to $34.3 million as of September 30, 2009 compared with December 31, 2008, or -30.3%. The decrease in accounts receivables is primarily a result of the Business and DJS’ strong efforts to collect from clients, including new billing practices which allow for the reimbursement of client related costs more rapidly, as well as increased liquidity among certain clients during the period.

Property, equipment and improvement, net increased at September 30, 2009 by $1.2 million from $3.1 million at December 31, 2008, or 39% as a result of new office space leased and office furniture being purchased for the new offices.

Accounts payable — client reimbursed costs decreased by $15.8 million to $4.6 million at September 30, 2009 from $20.4 million at December 31, 2008, as a result of the implementation of new billing practices which allows for the reimbursement of client related costs more rapidly, thereby allowing for faster payment of such costs by the Business to its vendors.

Line of credit borrowings were from a bank and were secured by customer receivables. The line of credit was drawn primarily to fund the increase in filing fees per case file.  Under the Services Agreement, DJS LLC pays the initial filing fee and bills the customer for the amount. Eventually, DJS LLC is reimbursed for the filing fee, but in periods of high growth, an increase of cash available is necessary to cover the initial filing fees. The line of credit was repaid in full at the time of the closing of the Business Combination and is no longer available to the Company to finance its borrowing requirements. The Company is currently discussing a new line of credit with the bank that provided DJS’ line of credit.

DJS LLC’s borrowings will fluctuate primarily based upon a number of factors including (i) revenues, (ii) account and notes receivables changes and (iii) case files started. Historically, income from continuing operations has funded the account receivables growth, but with the recent increase in filing fees, DJS LLC may need to borrow funds from third parties from time to time to fund its cash requirements, such as the new line of credit under consideration.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to the Business' statements of cash flows (in thousands):

	Nine months Ended September 30,
	2009	2008
	(Unaudited)	(Unaudited)

Net cash provided by (used in) operating activities	$41,812	$38,852
Net cash used in investing activities	(2,016)	(2,332)
Net cash provided by financing activities	(38,189)	(36,508)
Net increase in cash and cash equivalents	$1,606	$12

Operating Activities.   The Business generated $41.8 million from operating activities in the nine months ended September 30, 2009, compared to $38.9 million in the nine months ended September 30, 2008. The increase in operating cash flow is primarily due to increase in mortgage foreclosures and REO liquidations taking place in the Business' principal markets, Florida and Puerto Rico.

Investing Activities. Net cash used in investing activities was $2.0 million in the nine months ended September 30, 2009, compared to $2.3 million in the nine months ended September 30, 2008. The cash used in investing activities primarily went towards the purchase of office equipment and IT equipment.

Financing Activities. Net cash used by financing activities was $38.2 million in the nine months ended September 30, 2009, compared to $36.5 million in the nine months ended September 30, 2008. The excess cash generated by the Business was used to pay profit and tax distributions to the sole shareholder of the entities that owned the Business prior to the time of closing the Business Combination.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition:

Substantially all of DJS LLC’s and PTA LLC’s revenues are generated from services rendered ultimately to the clients of DJS. A substantial portion of the accounts receivable are generated from DJS, DJS LLC’s only customer for foreclosure and related services, at the time DJS bills its clients. DSI has independent relationships with its clients for REO liquidation services and does not receive file referrals directly from DJS.

The estimated average file processing time for all foreclosure files, except cases that are fully litigated, ranges from 220 to 240 days. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones. DJS LLC bills DJS for services performed and recognizes revenue for services performed but not yet billed, reporting them as unbilled receivables at the end of each reporting period.

Revenue related to all types of services other than foreclosure is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services. Accounts receivable for title services is presented net of an allowance for estimated uncollectible accounts based on management’s experience and expectations.

The per-file fee negotiated between DJS LLC and DJS is based on negotiations between related parties.  There can be no assurances that the per file fees or the level of profitability achieved would be the same if the fees had been negotiated between unrelated entities.

Expense Allocation:

Management has allocated certain expenses of DJS to the Business based on its estimate of expenses the Business would have incurred on a stand-alone basis during the periods reported; however, there can be no assurance that these expenses represent the expenses of the Business on a stand-alone basis or that the allocations are fully inclusive of the functions necessary to operate the Business on a stand-alone basis. The following is a summary of the methodology used to allocate expenses in some major categories:

•
Certain executive officers of DJS are substantially involved with the Business’ operations.  Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses are allocated to the Business based on the estimated percentage of time the executive officers spent on the Business’ activities.

•
Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, are allocated based on the number of employees specifically assigned to the Business in relation to the total number of employees of DJS (‘‘the employee ratio method’’).

•	Equipment lease expense is allocated based on the employee ratio method.
•	Certain facilities lease expenses are allocated based on the employee ratio method
•	Depreciation is computed based on the equipment and leasehold improvements utilized by the Target Business as determined by the above allocation methods.
•	Postage and delivery is allocated based on the employee ratio method
•	Advertising, marketing and professional fees are allocated based on the estimated percentages that apply to the Business’ business activities.
•	The single business tax was computed specifically for the Business based on the revenues reflected in these financial statements.
•	All other general and administrative expenses were allocated based on the employee ratio method.

Income Taxes:

DJS, DSI and PTA were not subject to income taxes under the federal and state tax laws at September 30, 2009.  Instead, the taxable income of these entities passed through to the owner of the companies and was taxable to the owner on an individual level. Therefore, the financial statements do not reflect an allocation of federal and state income taxes. However, the Business’ estimated share of the Florida single business tax is reflected under operating expenses on the statements of income. Going forward, the operating entities of DJS LLC, DSI LLC and PTA LLC, as wholly-owned limited liability companies, will be disregarded entities for income tax purposes and so will not be subject to income taxes. As disregarded entities, the taxable income of these three entities will passed-through to their sole member, DAL. DAL will pass through this taxable income to its members, including the Company.

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance concerning the organization of authoritative guidance under U.S. Generally Accepted Accounting Principles (“GAAP”). This new guidance created the FASB Accounting Standards Codification (“Codification”).  The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Business in its quarter ended September 30, 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Business' consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative.

Recently Issued Accounting Pronouncements

In December 2007, FASB issued authoritative guidance on Business Combinations. This guidance, among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Business is required to adopt the provisions of this guidance for all business combinations for which the acquisition date is on or after January 1, 2009. This standard changed the accounting treatment for business combinations on a prospective basis.

In September 2006, the FASB issued guidance on Accounting for Uncertainty in Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with guidance on Accounting for Income Taxes. The guidance on Accounting for Uncertainty in Income Taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of Accounting for Uncertainty in Income Taxes for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Business has elected this deferral and accordingly adopted the provisions of this guidance in its 2009 annual financial statements. Prior to adoption of this guidance, the Business continued to evaluate its uncertain tax positions and related income tax contingencies under guidance under, Accounting for Contingencies, which requires the Business to accrue for losses it believes are probable and can be reasonably estimated. The adoption of Accounting for Uncertainty in Income Taxes did not have a material impact on the Business' combined financial statements.

In May 2009, the FASB updated its guidance on Subsequent Events regarding subsequent events, establishing principles and requirements for subsequent events. In particular, this guidance sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ending after June 15, 2009. Accordingly, the Business has applied the provisions of this statement in the current reporting period. See Note 10 for information relating to any subsequent events.

COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company is a newly incorporated British Virgin Islands business company with limited liability.  Until January 15, 2010, it was a blank check company formed for the purpose of acquiring, engaging in a merger, share exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with an unidentified operating business.  On January 15, 2010, we consummated the Business Combination.

Financing History

We consummated our initial public offering (“IPO”) of 6,875,000 units (the “Units”) on August 11, 2008. Each Unit consists of one ordinary share, $0.0001 par value per share (the “Public Ordinary Shares”) and one warrant (the “Public Warrants”) entitling the holder to purchase one Public Ordinary Share at a price of $5.00. The Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $55,000,000. The Public Warrants became exercisable on the completion of the Business Combination; and will expire on August 11, 2012, or earlier upon redemption.

Prior to the consummation of the IPO, we had issued 2,291,666 insider units (the “Insider Units”), each consisting of one ordinary share (the “Insider Ordinary Shares”) and one warrant (the “Insider Warrants”) to certain of our officers, directors and existing shareholders at a price of $0.01091 per Insider Unit, generating gross proceeds of $25,000.  The terms of the Insider Warrants are identical to those of the Public Warrant, except they are not redeemable.

Additionally, prior to the consummation of the IPO, certain of our officers, directors and existing shareholders purchased 2,000,000 warrants from us at a price of $0.50 per warrant (the “Private Placement Warrants”) in a private placement (the “Private Placement”), generating gross proceeds of $1,000,000. The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the IPO, except that the Private Placement Warrants are non-redeemable and may be exercised on a “cashless” basis.  They will expire on August 11, 2012, or earlier upon our liquidation.

The sale of the Insider Units, the Units in the IPO and the Private Placement Warrants generated gross proceeds to the Company in the aggregate amount of $56,025,000.  The proceeds from those issuances, less offering expenses (both paid and deferred) and the expenses of operations, (the “Net Proceeds”) were used to engage in the Business Combination.

The Net Proceeds (together with deferred offering expenses) were deposited into a trust account (the “Trust Account”) at JPMorgan Chase, London branch, maintained by Continental Stock Transfer & Trust Company acting as trustee.

Concurrent with the Business Combination, the Company consummated the Private Placement.

Results of Operations

For the period from January 1, 2009 to September 30, 2009, we had net income/(loss) of  $(310,419), which consisted of interest income of $39,367 earned on the Trust Account investment of $54,297,270, offset by filing and listing fees of $31,743,  $184,456 for travel-related expenses, and other miscellaneous administrative fees.

Liquidity and Capital Resources

The funds held in the Trust Account and the proceeds from the Private Placement were used to engage in the Business Combination and redeem 2,800 of the Company’s ordinary shares.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Cash and cash equivalents. We consider all highly liquid investments, including short-term money market instruments with original maturities of three months or less when purchased, to be cash equivalents.

OTHER ITEMS

On February 4, 2010, the Company’s Board of Directors approved the following cash compensation arrangement for its non-employee directors:  A retainer for Board service of $2,000 per month, for service as Audit Committee Chairman of $3,000 per month, as Compensation Committee Chairman of $2,000 per month and for service on any committee or chairman of any other committee of $1,000 per month.  Directors are also reimbursed for reasonable out of pocket expenses incurred by them in the performance of their duties.

On February 4, 2010, the Company approved the following compensation arrangement for Mr. Kumar Gursahaney , Executive Vice President, Chief Financial Officer and Secretary of the Company.  Base salary of $375,000, target incentive bonus of up to 50% of a  base salary, $100,000 signing bonus, which must be repaid if he voluntarily terminates employment or is terminated for cause on or before July 31, 2010, and employee benefits provided to other management employees.  He also received a grant of a share option to purchase 75,000 ordinary shares of the Company under the 2009 Equity Incentive Plan (the “Plan”).  The share options will (i) be non-qualified stock options, (ii) vest in equal annual installments over three years, (iii) become immediately exercisable upon a Change in Control (as defined in the Plan), (iv) have an exercise price of $8.85 per share and (v) have a term of 10 years.  Mr. Gursahaney’s compensation arrangement will be set forth in an employment agreement, which will contain standard terms for such agreements including a twelve a month non-competition and non-solicitation of employees restrictive covenant and a severance provision providing for a continuation of his base salary and health benefits for twelve months in the event he is terminated without cause or he terminates employment for good reason (including diminution of duties, reduction in base salary by more than 10% unless part of a general reduction, required relocation of principal place of employment by more than 50 miles or a breach by the Company of the employment agreement).

On February 10, 2010, the Company issued a press release announcing the financial results of the DJS Processing Division and its combined affiliates for the three and nine month period ended September 30, 2009 and certain other information.  The full text of the press release is attached to this Report as exhibit 99.1.

DJSP ENTERPRISES, INC.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

The Target Business

Unaudited Interim Financial Statements for the Three and Nine Months Ended September 30, 2009 and September 30, 2008
Combined Carve Out Balance Sheets	F-2
Combined Carve Out Statements of Income	F-3
Combined Carve Out Statements of Cash Flows	F-4
Notes to Consolidated Financial Statements	F-5

DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.)

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2009 and for the Period of February 19, 2008 (Date of Inception) through September 30, 2008
Balance Sheets	F-12
Statements of Operations	F-13
Statements of Cash Flows	F-14
Notes to Consolidated Financial Statements	F-15

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
UNAUDITED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2009

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE OUT BALANCE SHEETS

	September 30, 2009	December 31, 2008
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	$3,034,044	$1,427,588
Accounts receivable
Client reimbursed costs	4,597,526	26,147,837
Fee income, net	21,889,787	11,807,293
Unbilled receivables	7,808,878	11,210,565
Total accounts receivable	34,296,191	49,165,695
Prepaid expenses	132,811	46,939
Total current assets	37,463,046	50,640,222
Property and Equipment, net	4,394,531	3,154,623
Total assets	$41,857,577	$53,794,845
LIABILITIES AND STOCKHOLDER'S AND MEMBER'S EQUITY
Current Liabilities
Accounts payable – reimbursed client costs	$4,597,526	$20,425,337
Accounts payable	1,404,644	742,601
Accrued compensation	2,066,788	2,207,094
Accrued expenses	1,827,562	976,643
Current portion of capital lease obligations	48,113	217,095
Deferred revenue	263,900	263,900
Due to related party	80,594	25,035
Note payable	2,448,000	—
Line of credit	10,873,599	—
Current portion of deferred rent	974,904	821,464
Total current liabilities	24,585,630	25,679,169
Deferred rent, less current portion	93,246	137,859
Capital lease obligation, less current portion	485,277	512,168
Total liabilities	25,164,153	26,329,196
Commitment and contingencies
Common stock	1,000	1,000
Retained earnings	7,646,028	7,608,920
Member's equity	9,046,396	19,855,729
Total stockholder's and member's equity	16,693,424	27,465,649
Total liabilities, stockholder's and member's equity	$41,857,577	$53,794,845

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF INCOME

	For the Nine Months Ended September 30, 2009	For the Nine Months Ended September 30, 2008	For the Three Months Ended September 30, 2009	For the Three Months Ended September 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$189,770,734	$146,329,545	$73,004,323	$50,634,759
Operating expenses:

Direct operating & other expenses	17,474,873	11,563,845	6,200,278	4,614,449

Client reimbursed costs	100,811,738	69,167,390	45,014,958	27,541,750

Compensation related expenses	29,914,400	29,991,149	8,275,986	12,609,905

Depreciation expense	776,074	858,909	265,918	286,303

Interest expense	194,883	59,725	103,618	38,044

Total operating expenses	149,171,968	111,554,293	59,860,758	45,090,451

Net Income	$40,598,406	$34,688,527	$13,143,565	$5,544,308

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30, 2009	For the Nine Months Ended September 30, 2008
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities
Net income	$40,598,406	$34,688,527
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	776,074	858,909
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – client reimbursed costs	21,550,311	(5,026,316)
Fee income receivable, net	(10,082,494)	(1,644,837)
Unbilled receivable	3,401,687	(1,004,092)
Prepaid expenses	(85,872)	(424,367)
Accounts payable – client reimbursed costs	(15,827,811)	9,690,536
Accounts payable	662,043	919,010
Accrued expenses	850,921	441,571
Accrued compensation	(140,306)	357,152
Deferred rent	108,827	-
Net cash provided by operating activities	41,811,786	38,851,695
Cash Flows From Investing Activities
Purchase of property and equipment	(2,015,984)	(2,331,885)
Net cash flow used for investing activities	(2,015,984)	(2,331,885)
Cash Flows From Financing Activities
Net advance from related party	55,559	(853)
Advances on line of credit	10,873,599	—
Advances on note payable	2,448,000	—
Principal payments on capital lease obligations	(195,874)	—
Distributions	(51,370,630)	(36,507,112)
Net cash flow used for financing activities	(38,189,346)	(36,507,965)
Net change in cash and cash equivalents	1,606,456	11,845
Cash and cash equivalents, beginning of period	1,427,588	978,766
Cash and cash equivalents, end of period	$3,034,044	$990,611
Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$194,883	$38,044

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of  the Law Offices of David J. Stern, P.A.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2009

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:  DJS Processing Division (“the Processing Division”) is a division of The Law Offices of David J. Stern, P.A. (“the Law Firm”), which provides foreclosure, bankruptcy, eviction, litigation processing, and other related services to mortgage bankers, mortgage servicers, regional property owners and investor groups involved with real property in the state of Florida. Professional Title and Abstract Company of Florida, Inc. (“PTA”), an S corporation, provides title searches and examinations related to services provided by the Law Firm and defendant location services to third party processors engaged by the Law Firm. Default Servicing, Inc. (“DSI”), an S corporation, provides real estate owned liquidation related services including property inspection, valuation, eviction, broker assignment, and closing. The Processing Division, DSI and PTA perform real estate related services, are all 100% owned by one individual and are collectively referred to as “the Company”.

Basis of Financial Statement Presentation:  These combined financial statements represent a “carve out” of the Processing Division of the Law Firm, and the accounts of PTA and DSI as of and for the nine months ended September 30, 2009 and 2008. These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The combined financial information contained herein does not represent a full year and is not audited; it reflects all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented, stated on a basis consistent with that of the audited financial statements. All material intercompany balances and activity are eliminated upon combination. In addition, assets and liabilities directly relating to the Company have been included in these combined carve out financial statements.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income Recognition:  Substantially all of the Processing Division’s and PTA’s revenues are generated from services rendered to the clients of the Law Firm. Receivables are generated from the Law Firm, the Processing Division’s only customer for foreclosure and related services, at the time the Law Firm bills its clients. DSI has additional clients for REO liquidation services.

The estimated average file processing time for all foreclosure files, except litigation, ranges from 220 to 240 days. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones. The Processing Division bills the Law Firm for services performed and recognizes revenue for services performed but not yet billed as unbilled receivables at the end of each reporting period.

Revenue related to all other types of services, other than foreclosure, is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services. Accounts receivable for title services is presented net of an allowance for estimated uncollectible accounts based on management’s experience and expectations.

The per-file fee negotiated between the Processing Division and the Law Firm is based on negotiations between related parties. There can be no assurances that the per file fees or the level of profitability achieved would be the same if the fees had been negotiated between unrelated entities. See the discussion regarding expense allocations later in this Note 1.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of  the Law Offices of David J. Stern, P.A.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2009

Note 1. Nature of Business and Significant Accounting Policies  – (continued)

Client Reimbursed Costs:  Certain costs incurred on behalf of clients are billed to and reimbursed by clients. The Company’s incurrence of these costs is included in operating expenses and reimbursements from clients are included in total revenue in the accompanying statements of income.

Basis for Expense Allocations:  Management has allocated certain expenses of the Law Firm to the Company based on its estimate of expenses the Company would have incurred on a stand-alone basis; however, there can be no assurance that these expenses represent the expenses of the Company on a stand-alone basis or that the allocations are fully inclusive of the functions necessary to operate the Company on a stand-alone basis. The following is a summary of the major expense categories for the nine months ended September 30, 2009 and 2008, respectively, and the methodology used to allocate such expenses:

●
Certain executive officers of the Law Firm are substantially involved with the Company’s operations. Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses are allocated to the Company based on the estimated percentage of time the executive officers spend on the Company’s business activities.

●
Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, are allocated based on the number of employees specifically assigned to the Company in relation to the total employees of the Law Firm (“the employee ratio method”).

●	Equipment lease expense is allocated based on the employee ratio method.
●	Certain facilities lease expenses are allocated based on the ratio of the Company’s employees utilizing such space to the total employees of the Law Firm.
●	Depreciation is the computed amount based on the equipment and leasehold improvements utilized by the Company.
●	Postage and delivery is allocated based on the employee ratio method.
●	Advertising, marketing and professional fees are allocated based on the estimated percentages that apply to the Company’s business activities.
●	All other general and administrative expenses were allocated based on the employee ratio method.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of  the Law Offices of David J. Stern, P.A.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2009

Note 1. Nature of Business and Significant Accounting Policies  – (continued)

Income Taxes:  The Law Firm, DSI and PTA are not subject to income taxes under the federal and state tax laws. Instead, the taxable income of these entities is passed through to the owner of the companies and is taxable to the owner on an individual level. Therefore, these financial statements do not reflect an allocation of federal and state income taxes.

FASB Accounting Standards Codification:  In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance concerning the organization of authoritative guidance under U.S. Generally Accepted Accounting Principles (“GAAP”). This new guidance created the FASB Accounting Standards Codification (“Codification”).  The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Company in its quarter ended September 30, 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative.

Recently Issued Accounting Pronouncements:  In December 2007, FASB issued authoritative guidance on Business Combinations. This guidance, among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company is required to adopt the provisions of this guidance for all business combinations for which the acquisition date is on or after January 1, 2009. This standard changed the accounting treatment for business combinations on a prospective basis.

In September 2006, the FASB issued guidance on Accounting for Uncertainty in Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with guidance on Accounting for Income Taxes. The guidance on Accounting for Uncertainty in Income Taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of Accounting for Uncertainty in Income Taxes for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly adopted the provisions of this guidance in its 2009 annual financial statements. Prior to adoption of this guidance, the Company continued to evaluate its uncertain tax positions and related income tax contingencies under guidance under, Accounting for Contingencies, which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. The adoption of Accounting for Uncertainty in Income Taxes did not have a material impact on the Company’s combined financial statements.

In May 2009, the FASB updated its guidance on Subsequent Events regarding subsequent events, establishing principles and requirements for subsequent events. In particular, this guidance sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of  the Law Offices of David J. Stern, P.A.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2009

Note 1. Nature of Business and Significant Accounting Policies  – (continued)

periods ending after June 15, 2009. Accordingly, the Company has applied the provisions of this statement in the current reporting period. See Note 8 for information relating to any subsequent events.

Note 2. Related Party Transactions

The Company’s primary source of revenue is from a per-file fee arrangement with the Law Firm. Revenues from this arrangement account for approximately 80% and 73% of total fee income for the nine months ended September 30, 2009 and 2008, respectively.

Note 3.  Property and Equipment

Equipment and leasehold improvements as of September 30, 2009 and  December 31, 2008 consists of the following:

	2009	2008
Office equipment	$2,700,115	$2,153,170
Furniture and fixtures	2,201,972	1,745,010
Leasehold improvements	460,275	354,813
Leasehold improvements in process	--	--
	5,362,362	4,252,993
Accumulated depreciation	(967,831)	(1,098,370)
	$4,394,531	$3,154,623

       Office equipment and leasehold improvements include equipment that were acquired under capital leases. Amortization of equipment acquired under capital leases is included in depreciation expense. The equipment and the related liability under the capital leases were recorded based on the present value of future payments due under the leases, at implied discount rates based on the fair market value of the related office equipment.

Certain obligations of the Law Firm were secured by the Company’s equipment at September 30, 2009.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of  the Law Offices of David J. Stern, P.A.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2009

Note 4. Capital Lease Obligations

The following is a schedule by year of the future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of September 30, 2009:

Years Ending December 31,
2009	$56,408
2010	225,631
2011	213,766
2012	135,665
2013	79,979
Total minimum lease payments	711,449
Less amount representing interest (effective rates from 5.8% to 13.5%)	178,059
Present value of the net minimum lease payments	$533,390

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of  the Law Offices of David J. Stern, P.A.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2009

Note 5. Operating Lease Commitments

The Company is obligated for leases of office space under noncancellable operating lease agreements which expire in months ranging from May 2016 through October 2018.

The total minimum rental commitments as of September 30, 2009, under the leases are as follows:

Years Ending December 31,	Amount
2009	$496,438
2010	2,045,484
2011	2,106,851
2012	2,170,038
2013	2,235,229
Thereafter	8,975,829
$18,029,869

Rent expense is recognized on a straight line basis over the terms of the leases based on the aggregate amount of payments due over the lease terms. Amounts expensed in excess of actual payments due to rent holidays and acceleration clauses are presented as deferred rent on the accompanying balance sheets. The total rental expense included in the income statements for the nine months ended September 30, 2009 and 2008, is approximately $1,947,808 and $1,245,290, respectively.

Note 6. Employee Benefit Plan

The Law Firm offers a 401k plan for its employees, who become eligible to participate after three months of employment and can enroll at the beginning of the first calendar quarter thereafter. Employees may contribute up to 100% of their eligible pay, subject to statutory limits. After one year of employment and at the beginning of the first calendar quarter thereafter, employees are eligible to receive discretionary matching contributions of up to 4% of eligible compensation, and, if the employee has also completed 1,000 hours of service for the applicable plan year, discretionary profit sharing contributions. Employees vest in employer matching and profit-sharing contributions over nine years. Included in the combined carve out financial statements are contributions to the plan of approximately $50,000 and $40,000 for the nine months ended September 30, 2009 and 2008, respectively.

Note 7. Contingencies

The Company is subject to legal claims in the ordinary course of business. In the opinion of management, the amount of potential liability, if any, is not likely to have a material adverse effect on the Company’s business, financial condition, results of operations or liquidity. However, as the outcome of any pending or threatened litigation or other legal claims is difficult to predict, significant changes in the Company’s exposure could occur.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of  the Law Offices of David J. Stern, P.A.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2009

Note 8. Short Term Debt

The Company has a note payable to a financial institution in the amount of $2,448,000 which is collateralized by real property with a net book value of $3.4 million as of September 30, 2009. The terms of the Note call for monthly installment payments of $50,970, including interest at an annual rate of 1.93%. This note was subsequently repaid in full on January 15, 2010.

Note 9. Line of Credit

The Company has a line of credit from a bank with maximum available borrowings in the amount of $20,000,000.  The line bears interest per year equal to the BBA LIBOR Rate (Adjusted Periodically) plus one hundred seventy-five (175) basis points as of September 30, 2009.  As of September 30, 2009, there was $10,873,599 outstanding under the line of credit with a maturity date of June 30, 2010.  This agreement is a continuing agreement and remains in full force and effect until such time as the bank specifically consents to its revocation in writing, notwithstanding the full repayment of the indebtedness under the line of credit and, should an obligation constituting indebtedness due to the bank under the line of credit arise after any full repayment, the line of credit agreement shall immediately, in all respects, become effective with respect to any such new indebtedness, without the necessity of any further acts of writing between the Company and the bank.

Note 10. Subsequent Event

On January 15, 2010, the Company completed a business combination with DJSP Enterprises, Inc. (formerly known as Chardan 2008 China Acquisition Corp.). As a result of this transaction, the Company became a majority owned subsidiary of DJSP Enterprises, Inc. and the combined company is traded on the NASDAQ under the symbols DJSP, DJSPU and DJSPW. The note payable to a financial institution in the amount of $2,448,000 and the line of credit with the bank were repaid in full on January 15, 2010. The Company evaluated events for reporting and disclosure in these financial statements through February 9, 2010, the date the financial statements were available to be issued.

DJSP ENTERPRISES, INC. (f/k/a Chardan 2008 China Acquisition Corp.)
UNAUDITED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2009

DJSP ENTERPRISES, INC. (f/k/a Chardan 2008 China Acquisition Corp.)
(A Development Stage Company)

BALANCE SHEETS

ASSETS
	September 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)
Current assets:
Cash	$14,061	$45,413
Accounts receivable	9,750	-
Prepaid expenses	241,393	-
Total current assets	265,204	45,413

Restricted cash equivalents held in trust account	54,297,270	54,564,894
Other assets	4,526

Total assets	$54,567,000	$54,610,307

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts Payable	$232,658	$-
Loans from related parties	39,000	9,854
Total current liabilities	271,658	9,854

Long term liabilities:
Deferred underwriting discounts, net of $770,000 subject to
forfeiture in the event of possible conversion	1,430,000	1,430,000

Total liabilities	1,701,658	1,439,854

Commitments and contingencies

Ordinary shares, subject to conversion (2,406,249 shares at
conversion value of $7.89 per share)	18,985,305	18,985,305

Stockholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none
issued and outstanding	-	-
Common stock, $0.0001 par value, 60,000,000 shares authorized,
9,166,666 shares issued and outstanding, respectively	917	917
Additional paid in capital	34,253,135	34,244,020
Accumulated deficit	(374,015)	(59,789)
Total stockholders’ equity	33,880,037	34,185,148

Total liabilities and stockholders’ equity	$54,567,000	$54,610,307

See accompanying notes to financial statements

DJSP ENTERPRISES, INC.
(f/k/a Chardan 2008 China Acquisition Corp.)
(A Development Stage Company)

STATEMENT OF OPERATIONS - UNAUDITED

		Period February 19,	Period February 19,
	For the Nine Months Ended	2008 (Date of Inception) Through	2008 (Date of Inception) Through
	September 30, 2009	September 30, 2008	September 30, 2009

REVENUE	$-	$-	$-

COST OF SALES	-	-	-
GROSS PROFIT	-	-	-

OPERATING EXPENSES:
Selling, general, and administrative	344,695	305,452	889,378
Total operating expenses	344,695	305,452	889,378

OTHER INCOME (EXPENSE):
Other expense	(4,990)	-	(4,990)
Interest income	39,367	76,363	524,261
Net other income	34,377	76,363	519,270

LOSS BEFORE INCOME TAXES	(310,419)	(229,089)	(370,108)

PROVISION FOR INCOME TAXES	-		-

NET LOSS	$(310,419)	$(229,089)	$(370,108)

NET LOSS PER SHARE:
Basic and Diluted	$(0.03)

WEIGHTED-AVERAGE SHARES
Basic and Diluted	9,166,666

See accompanying notes to financial statements

DJSP ENTERPRISES, INC.
(f/k/a Chardan 2008 China Acquisition Corp.)
(A Development Stage Company)

STATEMENT OF CASH FLOWS -UNAUDITED

		For the Period From	For the Period From
		February 19, 2008	February 19, 2008
		(inception) to	(inception) to
	September 30,	September 30,	September 30,
	2009	2008	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(310,419)	$(217,182)	$(374,015)
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts receivable	(9,750)	-	(9,750)
Prepaid expenses	(241,393)	-	(241,393)
Other assets	(4,526)	-	(4,526)
Accounts payable	229,343	60,984	232,657
Net cash used in operating activities	(336,745)	(156,198)	(397,027)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from T-Bills held in trust account	267,724	(54,376,362)	(54,297,269)
Net cash provided by investing activities	267,724	(54,376,362)	(54,297,269)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	-	53,223,928	53,239,357
Proceeds from deferred financing costs	-	1,430,000	1,430,000
Costs associated with issuance of stock	8,523	-	-
Net proceeds from related parties	29,146	15,774	39,0000
Net cash provided by financing activities	37,669	54,669,702	54,708,357

NET CHANGE IN CASH AND CASH EQUIVALENTS	(31,352)	137,142	14,061
BEGINNING OF PERIOD	45,413	-	-
END OF PERIOD	$14,061	$137,142	$14,061

Supplementary disclosure of cash flow information:
Cash paid for interest	$-	$-	$-
Cash paid for taxes	$-	$-	$-

See accompanying notes to financial statements.

DJSP ENTERPRISES, INC.
(f/k/a Chardan 2008 China Acquisition Corp.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
For Nine Months Ended September 30, 2009

NOTE 1 –NATURE OF BUSINESS

DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.) (the “Company”) is a newly organized British Virgin Islands (“BVI”) business company with limited liability.  The Company is a blank check company formed for the purpose of acquiring, engaging in a merger, share capital exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination of an unidentified operating business.

At September 30, 2009, the Company had not commenced any operations or generated revenue. All activity through September 30, 2009 relates to the Company’s inception, capital raising, the initial public offering described below and initial efforts to locate a suitable acquisition target. Following such initial public offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents, held in a trust account, from the proceeds of such offering. The fund currently holds U.S. Treasuries with a face value of $54,300,000 for which it paid $54,296,727. These funds have been deposited in a trust account held by JP Morgan Chase’s London branch, and maintained by Continental Stock Transfer & Trust Company, acting as trustee.

NOTE 2 - BASIS OF PRESENTATION

The accompanying unaudited interim condensed financial statements of the Company, and the notes thereto have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for December 31, 2008 and filed with the Securities and Exchange Commission on April 8, 2009. The interim financial information contained herein is not certified or audited; it reflects all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented, stated on a basis consistent with that of the audited financial statements.

The Company has not produced any revenue from its principal business and is a development stage company as defined by the Statement of Financial Accounting Standards (SFAS) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

The results of operations for the nine months ended September 30, 2009 and from the period from inception (February 19, 2008) through September 30, 2009 are not necessarily indicative of annual results. The Company manages its business as one reportable segment.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  Actual results will differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

DJSP ENTERPRISES, INC.
(f/k/a Chardan 2008 China Acquisition Corp.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
For Nine Months Ended September 30, 2009

Development Stage Company

The Company complies with the reporting requirements issued from FASB for Accounting and Reporting by Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies.

Restricted cash

In accordance with Accounting Review Board (ARB) No. 43, Chapter 3A “Current Assets and Current Liabilities,” cash which is restricted as to withdrawal is considered a noncurrent asset.  Restricted cash consists of funds held in trust until provisions for release have been met.  As of September 30, 2009, Chardan has approximately $54,300,000 held in U.S. Treasuries that are subject to such restrictions.

Deferred acquisition costs

Costs related to proposed acquisition costs are capitalized.  Should an acquisition not occur, all related costs will be expensed.  As of September 30, 2009, no such costs were incurred.

Accrued Interest

As of September 30, 2009, there is no accrued interest.

Income taxes

The Company uses the liability method for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

Income (loss) per share

       The Company complies with accounting and disclosure requirements as defined in the FASB issued guidance for Earnings Per Share. Basic net income/loss per common share is computed by dividing net income/loss applicable to common stock by the weighted average number of common shares outstanding for the period. Income/loss per share of common stock, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the Company, except where the results would be antidilutive. The Company uses the treasury stock method to calculate potentially dilutive shares, as if they were converted into common stock at the beginning of the period.

Concentration of credit risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.  The Company maintains accounts with financial institutions, which may exceed the insured Federal Deposit Insurance Corporation limit of $250,000 in the future.  The Company minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institutions.

Fair value of financial instruments

The fair value of the Company’s other current assets and accrued expenses, which qualify as financial instruments under guidance by FASB for Disclosure About Fair Value of Financial Instruments, approximates the carrying amounts represented in the accompanying balance sheet.

DJSP ENTERPRISES, INC.
(f/k/a Chardan 2008 China Acquisition Corp.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
For Nine Months Ended September 30, 2009

Foreign currency translation:

The Company’s reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

As defined in the FASB issued guidance for Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholder’s equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Recent accounting pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

Business Combinations

In December 2007, the FASB issued guidance which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The guidance was effective for business combinations after January 1, 2009 and it did not have a material effect on the Company’s financial statements.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued guidance which states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Guidance applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The guidance was effective as of January 1, 2009 and the financial statements were updated to reflect the reporting and disclosure requirements.

Nonfinancial Assets and Nonfinancial Liabilities

In February 2008, the FASB issued guidance which delays the effective date of the guidance application for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this guidance, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in guidance The Fair Value Option for Financial Assets and Financial Liabilities. This guidance defers the effective date of relative guidance to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this guidance. The application of this guidance did not have a material effect on the financial statements of the Company.

DJSP ENTERPRISES, INC.
(f/k/a Chardan 2008 China Acquisition Corp.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
For Nine Months Ended September 30, 2009

Subsequent Events

In May 2009, the Financial Accounting Standards Board (“FASB”) updated its guidance in ASC 855 (formerly SFAS No. 165) regarding subsequent events, establishing principles and requirements for subsequent events. In particular, ASC 855 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s financial condition or results of operation.

Accounting Standards Codification

In June 2009, the FASB approved the “FASB Accounting Standards Codification” (“Codification”) as the single source of authoritative, nongovernmental, U.S. Generally Accepted Accounting Principles (“GAAP”). The Codification does not change current U.S. GAAP or how the Company accounts for its transactions or the nature of related disclosures made; instead it is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded, and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company beginning with the year ended December 31, 2009 and did not have an impact on its financial condition or results of operations.

NOTE 4 - UNITED STATES TREASURIES

Since the closing of the Company’s initial public offering, an amount equal to approximately 98.7% of the gross proceeds has been held in the Trust Account. The Trust Account may be invested in U.S. “government securities,” defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred and eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The proceeds in the Trust Account includes $2,200,000 of the gross proceeds representing deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination.

Investment securities in the Company’s Trust Account consist of direct U.S. Treasury Bills. The Company classifies its U.S. Treasury bills as held-to-maturity as defined in the FASB issued guidance for Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. Any dividend and interest income, including any amortization of the premium and discount arising at acquisition, shall continue to be included in earnings. Realized gains and losses for securities classified as held-to-maturity also shall continue to be reported in earnings. The Company’s investment in the U.S. Treasury Bills (approximately $54,297,000 at September 30, 2009) is recorded at cost.

The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at September 30, 2009 were as follows:

Held-to-maturity:	Carry Amount	Gross unrealized holding gains	Fair value
U.S. Treasury securities	$54,296,727	$3,273	$54,300,000

DJSP ENTERPRISES, INC.
(f/k/a Chardan 2008 China Acquisition Corp.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
For Nine Months Ended September 30, 2009

NOTE 5 - ACCOUNTS PAYABLE

As of September 30, 2009, there was $232,657 of accounts payable related to on-going operational costs owed to third parties.

NOTE 6 - EQUITY

On March 12, 2008, the Company entered into an agreement to issue 2,291,666 insider units at a purchase price of $.01091 per unit, for total proceeds of $25,000.  Each unit consists of one share of common stock and one warrant.  These units have been issued and proceeds have been received.  Accordingly, the Company presented these units as issued on the Statement of Shareholder’s Equity and Balance Sheet as of September 30, 2009.

The Company calculated the fair value of the warrants by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 30.87%; risk-free interest rate of 2.5% and an expected life of four years.  Based on the assumptions above, no value was assigned to these warrants at the date of issuance.

NOTE 7 - AGREEMENTS

The Company has entered into an agreement to pay a monthly fee of $7,500 to a related entity for general and administrative services.  This agreement commenced on August 11, 2008 and will continue until the consummation of a business combination, 30 months from August 11, 2008, or the date on which the Company ceases its corporate existence, whichever occurs first.

NOTE 8 – LOANS FROM RELATED PARTIES

As of September 30, 2009, loans from related parties totaled $39,000 which represents monies lent from Royale Holdings and Chardan Capital Markets. This money was lent to cover operational costs of the company that could not be covered entirely by interest earned on the trust account.

NOTE 9 – SUBSEQUENT EVENTS

On December 10, 2009, the Company entered into a material definitive agreement to enter into a business combination with DAL Group, LLC ("DAL"), which, following the closing, is one of the largest providers of mortgage processing services in Florida. At the closing of the business combination with the Company, DAL owned 100% of the business and operations of Default Servicing, Inc. and Professional Title & Abstract Company of Florida and the non-legal operations supporting the foreclosure and other legal proceedings handled by the Law Offices of David J. Stern, P.A.

On January 11, 2010, the Company’s shareholders approved the acquisition of a controlling interest in DAL at a meeting that took place that day at the offices of Company’s lawyers in New York City and the acquisition and all proposals presented at the meeting were approved with fewer than 0.5% of outstanding public shares electing to redeem their shares.

On January 15, 2010, the Company completed the business combination between itself and DAL.  As a result, the combined Company began trading on the NASDAQ under the symbols DJSP, DJSPU, and DJSPW on Tuesday, January 19, 2010.

 EXHIBITS

Exhibit No.	Description

99.1	Press release dated February 10, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2010	DJSP ENTERPRISES, INC.

	By:	/s/David J. Stern
Name: David J. Stern
Title: Chief Executive Officer

	By:	/s/Kumar Gursahaney
Name: Kumar Gursahaney
Title: Chief Financial Officer

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